# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: 23andMe Holding Co., CIK 0001804591
CUSIP: 90138Q306
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 223 N. Mathilda Ave., Sunnyvale, California (CA), 94086
Date of event which requires filing of this statement: 02/20/2025
Amends the filing with accession number 0001193125-21-200581
Filed by CIK 0001869643
Persons authorized to receive notices and communications: ABeeC 2.0, LLC, 171 Main Street, Suite 259, Los Altos, California (CA), 94022, 650-209-9500; ANNE WOJCICKI REVOCABLE TRUST, 171 Main Street, Suite 259, Los Altos, California (CA), 94022, 650-209-9500; Trustee Anne Wojcicki, 171 Main Street, Suite 259, Los Altos, California (CA), 94022, 650-209-9500

## Reporting persons
- ABeeC 2.0, LLC (CIK 0001869643): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,931,692; sole dispositive power 0; shared dispositive power 4,931,692; aggregate amount beneficially owned 4,931,692 (20% of the class)
  Comment: The ANNE WOJCICKI REVOCABLE TRUST U/A/D 9/2/09, AS AMENDED AND RESTATED (the "Trust") is the sole member of ABeeC 2.0, LLC (the "LLC") and Anne Wojcicki is the sole trustee of the Trust. Accordingly, rows 8 and 10 reflect that the LLC, the Trust, and Ms. Wojcicki have shared power to vote and dispose, or direct the disposition, of 4,931,692 shares of the Class B common stock, par value $0.0001 per share (the "Class B Common Stock") of 23andMe Holding Co. (the "Issuer") held by the LLC.
  
  Row 8 reflects that the LLC is manager-managed and the manager from time to time may exercise voting power with respect to the shares of Class B Common Stock held by the LLC.
  
  Rows 8, 10, and 11 represent shares of the Issuer's Class A common stock, par value $0.0001 per share (the "Class A Common Stock") that may be obtained upon the conversion of shares of Class B Common Stock held by the reporting persons. Class B Common Stock, which is not registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is convertible into shares of Class A Common Stock on a share-for-share basis.
  
  Row 13 is based upon (a) 19,721,802 shares of Class A Common Stock outstanding as of January 31, 2025, as disclosed in the Issuer's Quarterly Report for the quarterly period ended December 31, 2024, filed on Form 10-Q with the Securities and Exchange Commission ("SEC") on February 6, 2025, and (b) 4,931,692 shares of Class A Common Stock issuable upon conversion of the Class B Common Stock held by the LLC.
- THE ANNE WOJCICKI REVOCABLE TRUST U/A/D 9/2/09, AS AMENDED AND RESTATED: type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: other (OO); sole voting power 0; shared voting power 4,931,692; sole dispositive power 0; shared dispositive power 4,931,692; aggregate amount beneficially owned 4,931,692 (20% of the class)
  Comment: Rows 8 and 10 represent shares of Class B Common Stock held by the LLC. The Trust is the sole member of the LLC and Ms. Wojcicki is the sole trustee of the Trust. Accordingly, the LLC, the Trust, and Ms. Wojcicki have shared power to vote and dispose, or direct the disposition, of 4,931,692 shares of the Class B Common Stock held by the LLC.
  
  Row 8 reflects that the LLC is manager-managed and the manager from time to time may exercise voting power with respect to the shares of Class B Common Stock held by the LLC.
  
  Rows 8, 10, and 11 represent shares of the Issuer's Class A Common Stock that may be obtained upon the conversion of shares of Class B Common Stock held by the reporting persons. The Class B Common Stock, which is not registered under the Exchange Act, is convertible into shares of Class A Common Stock on a share-for-share basis.
  
  Row 13 is based upon (a) 19,721,802 shares of Class A Common Stock outstanding as of January 31, 2025, as disclosed in the Issuer's Quarterly Report for the quarterly period ended December 31, 2024, filed on Form 10-Q with the SEC on February 6, 2025, and (b) 4,931,692 shares of Class A Common Stock issuable upon conversion of the Class B Common Stock held by the LLC.
- Anne Wojcicki (CIK 0001827709): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 595,196; shared voting power 5,056,692; sole dispositive power 595,196; shared dispositive power 5,056,692; aggregate amount beneficially owned 5,651,888 (22.4% of the class)
  Comment: Rows 7, 9, and 11 include (a) 58,621 shares of Class A Common Stock held directly by Ms. Wojcicki, (b) 532,666 stock options held by Ms. Wojcicki that have vested or will vest within sixty days of the date hereof, and (c) 3,909 restricted stock units held directly by Ms. Wojcicki that will vest within sixty days of the date hereof.
  
  Rows 8, 10, and 11 include indirect beneficial ownership of (a) 4,931,692 shares of Class B Common Stock held by the LLC and (b) 125,000 shares of Class A Common Stock held by The Anne Wojcicki Foundation ("AWF"), for which Ms. Wojcicki disclaims beneficial ownership except to the extent of her pecuniary interest therein.
  
  Rows 8 and 10 reflect that the Trust is the sole member of the LLC and Ms. Wojcicki is the sole trustee of the Trust. Accordingly, the LLC, the Trust, and Ms. Wojcicki have shared power to vote and dispose, or direct the disposition, of 4,931,692 shares of the Class B Common Stock held by the LLC.
  
  Row 8 reflects that the LLC is manager-managed and the manager from time to time may exercise voting power with respect to the shares of Class B Common Stock held by the LLC.
  
  Rows 8 and 10 also reflect that Ms. Wojcicki, as the President and Chairman of the Board of AWF, has shared power to vote and dispose, or direct the disposition, of 125,000 shares of Class A Common Stock held by AWF.
  
  Rows 8, 10, and 11 include 4,931,692 shares of the Class A Common Stock that may be obtained upon the conversion of shares of Class B Common Stock held by the reporting persons. Class B Common Stock, which is not registered under the Exchange Act, is convertible into shares of Class A Common Stock on a share-for-share basis.
  
  Row 13 is based upon (a) 19,721,802 shares of Class A Common Stock outstanding as of January 31, 2025, as disclosed in the Issuer's Quarterly Report for the quarterly period ended December 31, 2024, filed on Form 10-Q with the SEC on February 6, 2025, (b) 4,931,692 shares of Class A Common Stock issuable upon conversion of the Class B Common Stock held by the LLC, (c) 532,666 shares of Class A Common Stock issuable upon the exercise of options held by Ms. Wojcicki that have vested or will vest within sixty days of the date hereof, and (d) 3,909 restricted stock units held directly by Ms. Wojcicki that will vest within sixty days of the date hereof.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: 23andMe Holding Co.
Address of issuer's principal executive offices: 223 N. Mathilda Ave., Sunnyvale, California (CA), 94086
Comment: This Amendment No. 9 ("Amendment No. 9") to Schedule 13D relates to the Class A common stock, par value $0.0001 per share (the "Class A Common Stock") of 23andMe Holding Co., a Delaware corporation (the "Issuer"), and amends and supplements the initial statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission ("SEC") on June 25, 2021, as amended by Amendment No. 1 filed on April 17, 2024, Amendment No. 2 filed on July 31, 2024, Amendment No. 3 filed on September 11, 2024, Amendment No. 4 filed on September 18, 2024, Amendment No. 5 filed on September 30, 2024, Amendment No. 6 filed on October 29, 2024, Amendment No. 7 filed on November 15, 2024, and Amendment No. 8 filed on January 31, 2025 (collectively, the "Initial Schedule 13D", and as amended and supplemented by this Amendment No. 9, the "Schedule 13D"). Capitalized terms used but not defined in this Amendment No. 9 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On February 20, 2025, New Mountain Capital L.L.C. ("New Mountain") and Ms. Wojcicki delivered a non-binding proposal to the Special Committee, pursuant to which New Mountain and Ms. Wojcicki indicated that they would be willing to enter into a transaction to acquire all of the Issuer's outstanding shares of common stock not owned by Ms. Wojcicki or her affiliates or any other stockholders she and New Mountain invite to "roll-over" their current equity shares for cash consideration of $2.53 per share of Class A Common Stock or Class B Common Stock (on an as-converted basis) (the "February 20 Proposal"). The February 20 Proposal indicated that the potential transaction would be fully financed by New Mountain and Ms. Wojcicki and that New Mountain and Ms. Wojcicki would be willing to provide financing for the Issuer's operations through the closing of the potential transaction, as necessary. The February 20 Proposal also indicated that the potential transaction, and any other corporate acts related to the potential transaction, are conditioned upon the approval of (1) the Special Committee and (2) the majority of the shares of the Issuer that are not beneficially owned by Ms. Wojcicki, her affiliates or stockholders she and New Mountain invite to "roll-over" their current equity shares. The February 20 Proposal indicated that the potential transaction would not be subject to any financing contingency.

The foregoing is a summary of the February 20 Proposal and is qualified in its entirety by reference to the full text of the February 20 Proposal, a copy of which is attached hereto as Exhibit 2 and incorporated by reference herein.

The February 20 Proposal may result in one or more of the transactions, events or actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D, including without limitation, an acquisition of additional securities of the Issuer, an extraordinary corporate transaction (such as a merger) involving the Issuer, delisting of the Class A Common Stock of the Issuer and other material changes to the Issuer's business or corporate structure.

There can be no assurance that the foregoing, or anything related to the February 20 Proposal, will result in any definitive agreement, transaction or any other strategic alternative and or whether or when any of the foregoing may happen. Notwithstanding anything contained herein, the Reporting Persons and New Mountain reserve the right to modify or withdraw the February 20 Proposal at any time. The Reporting Persons reserve the right to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D, and to modify or withdraw any such plan or proposal at any time.

The Reporting Persons do not intend to update additional disclosures regarding the February 20 Proposal until a definitive agreement has been reached, or unless disclosure is otherwise required under applicable U.S. securities laws. The Reporting Persons and New Mountain intend to engage in discussions with the Special Committee regarding the terms of the February 20 Proposal. The Reporting Persons and New Mountain may change the terms of the February 20 Proposal, determine to accelerate or terminate discussions with the Special Committee with respect to the February 20 Proposal, withdraw the February 20 Proposal, take any action to facilitate or increase the likelihood of consummation of the February 20 Proposal, or change their intentions with respect to any such matters, in each case at any time and without prior notice. The Reporting Persons, New Mountain and each of their affiliates will, directly or indirectly, continue to take and take such additional steps as they may deem appropriate to further the February 20 Proposal (or, solely in the case of the Reporting Persons and their affiliates, to otherwise support the Reporting Persons' investment in the Issuer) including, without limitation: (1) engaging in discussions with advisors and other relevant parties and (2) entering into agreements, arrangements and understandings in connection with the February 20 Proposal.

Neither the February 20 Proposal nor this Amendment No. 9 is meant to be, nor should be construed as, an offer to buy or the solicitation of an offer to sell any of the Issuer's securities.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

The LLC is the record and beneficial owner of 4,931,692 shares of Class B Common Stock, which may be converted into the same number of shares of Class A Common Stock, representing beneficial ownership of 20.0% of outstanding shares of Class A Common Stock and 69.4% of the outstanding shares of Class B Common Stock.

The Trust is the sole member of the LLC and therefore may be deemed to beneficially own the 4,931,692 shares of Class B Common Stock held by the LLC, which may be converted into the same number of shares of Class A Common Stock, representing beneficial ownership of 20.0% of the outstanding shares of Class A Common Stock and 69.4% of the outstanding shares of Class B Common Stock.

Ms. Wojcicki is the sole trustee of the Trust and the President and Chairman of the Board of AWF. Accordingly, Ms. Wojcicki may be deemed the beneficial owner of an aggregate of 5,651,888 shares of Class A Common Stock, consisting of: (a) 58,621 shares of Class A Common Stock held directly by Ms. Wojcicki, (b) 532,666 stock options held directly by Ms. Wojcicki that have vested or will vest within sixty days of the date hereof, (c) 3,909 restricted stock units held directly by Ms. Wojcicki that will vest within sixty days of the date hereof, (d) 4,931,692 shares of Class B Common Stock held by the LLC, which may be converted into the number of shares of Class A Common Stock, and (e) 125,000 shares of Class A Common Stock held by AWF, representing beneficial ownership of 22.4% of the outstanding shares of Class A Common Stock and 69.4% of the outstanding shares of Class B Common Stock; provided, however, the foregoing amounts include Ms. Wojcicki's indirect ownership of (i) 4,931,692 shares of Class B Common Stock held by the LLC and (ii) 125,000 shares of Class A Common Stock held by AWF, for which Ms. Wojcicki disclaims beneficial ownership except to the extent of her pecuniary interest therein.

The calculation of the Class A Common Stock beneficial ownership percentages in this Item 5 are based upon (a) 19,721,802 shares of Class A Common Stock outstanding as of January 31, 2025, as disclosed in the Issuer's Quarterly Report for the quarterly period ended December 31, 2024, filed on Form 10-Q with the SEC on February 6, 2025, and (b) any shares of Class A Common Stock issuable upon the conversion, exercise and/or vesting of Class B Common Stock, stock options, restricted stock units or other convertible securities held by each Reporting Person (including any such securities that have vested or will vest within sixty days of the date hereof), as applicable. The calculation of the Class B Common Stock beneficial ownership percentages are based upon 7,105,086 shares of Class B Common Stock outstanding as of January 31, 2025, as disclosed in the Issuer's Quarterly Report for the quarterly period ended December 31, 2024, filed on Form 10-Q with the SEC on February 6, 2025.

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Exchange Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the securities of the Issuer beneficially owned by members of the group as a whole. The filing of this Statement on Schedule 13D shall not be construed as an admission that the Reporting Persons beneficially own those securities held by another member of such group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

New Mountain has informed the Reporting Persons that it does not beneficially own any shares of Class A Common Stock or Class B Common Stock and that New Mountain disclaims beneficial ownership of shares of Class A Common Stock and Class B Common Stock beneficially owned or controlled by the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

The LLC, the Trust (as the sole member of the LLC), and Ms. Wojcicki (as the sole trustee of the Trust) have shared power to vote and dispose, or direct the disposition, of 4,931,692 shares of the Class B Common Stock held by the LLC. Additionally, the LLC is manager-managed and the manager from time to time may exercise voting power with respect to the shares of Class B Common Stock held by the LLC.

Ms. Wojcicki, as the President and Chairman of the Board of AWF, has shared power to vote and dispose, or direct the disposition, of 125,000 shares of Class A Common Stock held by AWF. AWF is a 501(c)(3) non-profit organization; its address is 171 Main Street, Suite 259, Los Altos, California 94022. During the last five years, AWF has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, AWF has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and is not, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Ms. Wojcicki has sole power to vote and dispose, or direct the disposition, of the securities reported herein as directly held by her.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

The information set forth in Item 4 of this Schedule 13D is incorporated into this Item 6 by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 2 - Nonbinding Proposal Letter delivered to the Special Committee of the Board of Directors of the Issuer, dated as of February 20, 2025.

## Signatures
- ABeeC 2.0, LLC: /s/ Ryan Batenchuk, Ryan Batenchuk, Manager (02/20/2025)
- THE ANNE WOJCICKI REVOCABLE TRUST U/A/D 9/2/09, AS AMENDED AND RESTATED: /s/ Anne Wojcicki, Anne Wojcicki, Trustee (02/20/2025)
- Anne Wojcicki: /s/ Anne Wojcicki, Anne Wojcicki (02/20/2025)